FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of       May      , 2007

Penn West Energy Trust
(Translation of registrant’s name into English)

2200, 425 – First Street SW, Calgary, Alberta T2P 3L8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐  Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENN WEST ENERGY TRUST
By its administrator, Penn West
Petroleum Ltd.
(Registrant)

Date:	May 22, 2007	By:	/s/ Todd Takeyasu
Name: Todd Takeyasu
Title: Senior Vice-President &
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1

2006 Annual Report (excluding the Consolidated Annual Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2006, each of which is incorporated by reference from the Company’s Form 40-F, filed on March 29, 2007).